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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                            The BISYS Group, Inc.
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                      (Exact Name of Registrant as Specified in Its Charter)

                 Delaware                                13-3532663
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State of Incorporation or Organization                   (I.R.S. Employer
                                                         Identification no.)

        90 Park Avenue, New York, New York               10016
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        (Address of Principal Executive Offices)         (Zip Code)

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
        If this form relates to the                If this form relates to the
        registration of a class of securities      registration of a class of securities
        pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
        Exchange Act and is effective              Exchange Act and is effective
        pursuant to General Instruction            pursuant to General Instruction
        A.(c), please check the following box.     A.(d), please check the following box.
        [X]                                        [ ]

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
Securities Act registration statement file number to which this form relates:_______________
                                                                            (If applicable)
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Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                   Name of Each Exchange on Which
        to be so Registered                      Each Class is to be Registered
        -------------------                   ----------------------------------

Common Stock                                  New York Stock Exchange
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Common Stock Purchase Rights                  New York Stock Exchange
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Securities to be registered pursuant to Section 12(g) of the Act:

None.
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                               (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

COMMON STOCK

        Under the Certificate of Incorporation of The BISYS Group, Inc. (the "Company"), the Company is authorized to issue 320,000,000 shares of Common Stock, par value $0.02 per share ("Common Stock").

        Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. The Company's Certificate of Incorporation does not provide for cumulative voting and, accordingly, the holders of a majority of the outstanding shares of Common Stock have the power to elect all directors. The quorum required at a stockholder's meeting for consideration of any matter is a majority of the shares of Common Stock entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares of Common Stock voting on the matter at the meeting is required for stockholder approval.

        The holders of shares of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after the payment of liabilities. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of Common Stock.

COMMON STOCK PURCHASE RIGHTS

        On May 7, 1997, the Board of Directors of the Company declared a dividend distribution of one right ("Right") for each outstanding share of the Common Stock to stockholders of record at the close of business on May 16, 1997 (the "Record Date") and for each share of Common Stock issued (including shares distributed from the Company's treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one share of Common Stock on the date of exercise at a purchase price of $87.50 per share (as adjusted to reflect the Company's 2-for-1 stock split in the form of a stock dividend to shareholders of record as of October 6, 2000) in cash (the "Purchase Price"), subject to further adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

        Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights certificates were nor will be distributed, until the Distribution Date (as defined in the following sentence). The Rights will separate from the Common Stock and the "Distribution Date" will occur upon the earliest to occur of (i) 10 business days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that (a) a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial





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ownership of 15% or more of the then outstanding shares of Common Stock or (b)
a majority of the Continuing Directors (as defined in the Rights Agreement) of the Company has, in accordance with the criteria set forth in the Rights Agreement, declared a person who beneficially owns at least 10% of the then outstanding shares of Common Stock to be an "Adverse Person," (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Common Stock (other than a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the Continuing Directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders), and
(iii) the date on which it is publicly announced that a person or group has become the beneficial owner of 40% or more of the then outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date (including shares distributed from the Company's treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates evidencing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock evidenced by such certificates.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 16, 2007, unless the Rights are earlier redeemed or exchanged by the Company.

        As soon as practicable after the Distribution Date, separate Certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

        In the event (a "Flip-In Event") that (i) a person becomes an Acquiring Person (other than pursuant to a Flip-Over Event (as defined below)), (ii) a majority of the Continuing Directors of the Company declares a person to be an Adverse Person, (iii) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Common Stock shall remain outstanding, (iv) an Acquiring Person or an Adverse Person engages in one or more "self-dealing" transactions specified in the Rights Agreement, or (v) during such time as there is an Acquiring Person or an Adverse Person, an event occurs which results in such Acquiring Person's or Adverse Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), THEN, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of shares of Common Stock issuable upon exercise of a Right prior to the Flip-In Event. Notwithstanding the foregoing, following the occurrence of any Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person (or by certain related parties) will be null and void.



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        In the event (a "Flip-Over Event") that, at any time following the
Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of any other Person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, THEN, in each such case, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person or Adverse Person having a value equal to two times the exercise price of the Right.

        The Purchase Price payable, and the number of shares of Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to the holders of the Common Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Common Stock. In lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock prior to the date of exercise.

        At any time prior to the Distribution Date, a majority of the Continuing Directors may redeem the Rights in whole, but not in part, at a price of $.00125 per Right (as adjusted to reflect the Company's 2-for-1 stock split in the form of a stock dividend to shareholders of record as of October 6, 2000) (the "Redemption Price"), subject to adjustment in certain events, payable, at the election of such majority of the Continuing Directors, in cash, shares of Common Stock or such other form of consideration as the Continuing Directors may determine. Immediately upon effectiveness of the action of a majority of the Continuing Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        At any time prior to the Distribution Date, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an Adverse Person, or an affiliate or an associate of an Acquiring Person or an Adverse Person, which will have become void), in whole or in part, for shares of Common Stock at an exchange ratio determined as provided in the Rights Agreement.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Following exercise, the holder's rights will be determined by the type of consideration received upon the exercise. Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable




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income in the event that the Rights become exercisable for shares of Common
Stock (or other consideration) or are exchanged as provided in the preceding paragraph.

        The provisions of the Rights Agreement may be amended without the approval of the holders of Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

        The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Continuing Directors of the Company, unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by a majority of the Continuing Directors because the Rights may be redeemed by the Company at $.00125 per Right at any time on or prior to the tenth business day following the Stock Acquisition Date (subject to extension by a majority of the Continuing Directors) PROVIDED, HOWEVER, that the rights will cease to be redeemable if any person or group acquires beneficial ownership of 40% or more of the outstanding Common Stock. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

        The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate, is incorporated by reference herein as Exhibit 4.1. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement.

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ITEM 2.  EXHIBITS.

3.1 Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended June 30, 2001 filed with the Commission on September 28,
        2001).

3.2 Amended and Restated By-Laws of The BISYS Group, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the fiscal year ended June 30, 1997 filed with the Commission on September 29,
        1997).

4.1 Rights Agreement, dated as of May 8, 1997, by and between the Company and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 2.1 to the Company's Form 8-A filed with the Commission on May 8, 1997).




                                  SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     THE BISYS GROUP, INC.



Date:  February 26, 2002             By:  /s/ Kevin J. Dell
                                          ------------------------------------
                                     Name: Kevin J. Dell
                                     Title: Executive Vice President, General
                                            Counsel and Secretary


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